UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-40786

Sigma Lithium Corporation

(Translation of registrant's name into English)

2200 HSBC Building

885 West Georgia Street

Vancouver, British Columbia

V6C 3E8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐             Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

Exhibit	Description

99.1	Management’s Discussion and Analysis for the Three and Nine Months Ended September 30, 2021.

99.2	Condensed Interim Consolidated Financial Statements Three and Nine Months Ended September 30, 2021, and 2020.

99.3	Form 52-190F2 Certificate of Interim Filings by CEO (pursuant to Canadian regulations)

99.4	Form 52-109F2 Certificate of Interim Filings by CFO (pursuant to Canadian regulations)

Documents 99.1 and 99.2 of this Report on Form 6-K are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on November 5, 2021 (File No. 333-260787)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sigma Lithium Corporation
(Registrant)

Date: November 16, 2021	/s/ Ana Cristina Cabral-Gardner
Ana Cristina Cabral-Gardner
Co-Chief Executive Officer